Exhibit 99.2

PRICEWATERHOUSECOOPERS AUDIT 32, rue Guersant 75017 Paris S.A. au capital de EUR. 2.510.460 672 006 483 RCS Paris Commissaire aux comptes Membre de la Compagnie Régionale de Paris	ERNST & YOUNG AUDIT
FAUBOURG DE L’ARCHE
11, ALLEE DE L’ARCHE
92400 COURBEVOIE

S.A. au capital de EUR 3.044.220
344 366 315 R.C.S. Nanterre

Commissaire aux Comptes
Membre de la Compagnie
Régionale de Versailles

STATUTORY AUDITORS’ LIMITED REVIEW REPORT
ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2004
OF SANOFI-AVENTIS S.A. (Formerly SANOFI-SYNTHELABO S.A.)

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of Sanofi-Aventis S. A. (Formerly Sanofi-Synthelabo S.A.)
174, avenue de France
75635 Paris Cedex 13

In our capacity as Statutory Auditors of Sanofi-Aventis (Formerly Sanofi-Synthelabo) and in accordance with section L.232-7 of the Commercial Code, we have performed a limited review of the accompanying interim condensed consolidated financial statements of Sanofi-Aventis (Formerly Sanofi-Synthelabo) and its subsidiaries for the period from January 1 to June 30, 2004, presented in euro. We have also reviewed the information contained in the interim report.

The interim condensed consolidated financial statements are the responsibility of the Board of Directors of Sanofi-Aventis (Formerly Sanofi-Synthelabo). Our responsibility, based on our limited review, is to report our conclusions concerning these interim condensed consolidated financial statements.

We conducted our review in accordance with the professional standards applied in France. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from an audit, that the interim condensed consolidated financial statements do not contain any material errors. A limited review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit.

Sanofi-Aventis S.A. (Formerly Sanofi-Synthelabo S.A.)

Based on our limited review, we are not aware of any material modifications that should be made, in accordance with French accounting principles, to the accompanying interim condensed consolidated financial statements, in order to present fairly the condensed consolidated results of operations for the six months ended June 30, 2004 and the condensed consolidated financial position and assets and liabilities of Sanofi-Aventis (Formerly Sanofi-Synthelabo) and its subsidiaries at that date in conformity with accounting principles applied in France.

We have also reviewed, in conformity with French professional standards, the information given in the interim report accompanying the interim condensed consolidated financial statements that were the subject of our limited review. We have no matters to report concerning the fairness of such information and its consistency with the interim condensed consolidated financial statements.

August 31st, 2004
Paris, France

The statutory auditors

PricewaterhouseCoopers Audit		Ernst & Young Audit

/s/ Jacques Denizeau	/s/Jean-Christophe Georghiou	/s/Jean-Claude Lomberget	/s/ Valérie Quint

Jacques Denizeau	Jean-Christophe Georghiou	Jean-Claude Lomberget	Valérie Quint

SANOFI-AVENTIS, S.A.
(Formerly SANOFI-SYNTHELABO, S.A.)

STATUTORY AUDITORS’ LIMITED REVIEW REPORT
ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2004
OF SANOFI-AVENTIS S.A. (Formerly SANOFI-SYNTHELABO S.A.)